[ Janus Letterhead ]

March 9, 2015

VIA EDGAR

Elisabeth Bentzinger

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-0505

Re:	JANUS INVESTMENT FUND (the “Registrant”)
1933 Act File No. 002-34393
1940 Act File No. 811-01879
Post-Effective Amendment No. 210

Dear Ms. Bentzinger:

On behalf of the Registrant and its underlying series (each, a “Fund” and collectively, the “Funds”), this letter is to respond to your comments made by telephone on December 30, 2014 with respect to the Registrant’s Post-Effective Amendment No. 210 filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended, on November 17, 2014. The staff of the Securities and Exchange Commission’s (the “Staff”) comments, as we understand them, and the Registrant’s responses are as follows:

1.	Staff Comment: The Staff requested that the Registrant reflect in writing all comments and responses, provide such comments and responses in an EDGAR Correspondence filing, and carry over comments, as applicable, to the Registrant’s other Prospectuses and Statements of Additional Information (“SAIs”).

Response: The Registrant acknowledges the comment and confirms that it has complied.

Growth & Core Funds ~ Prospectus Comments

2.	Staff Comment: The Staff requested that the Registrant consider updating the description of the Federal Reserve’s quantitative easing program in the Principal Investment Risks section to describe how the conclusion of this program may affect the fixed-income markets.

Response: The Registrant has updated the disclosure as requested.

3.	Staff Comment: If a Fund can invest over 25% of its assets in the sovereign debt of a single country, the Staff asked the Registrant to add disclosure to this effect to the Principal Investment Strategies section of the Prospectus.

Response: The Registrant confirms that a Fund does not intend to invest over 25% of its assets in the sovereign debt of a single country.

4.	Staff Comment: With respect to Janus Balanced Fund, the Staff noted that there is a High-Yield/High-Risk Bond risk factor in the Principal Investment Risks section. The Staff asked the Registrant to include a corresponding discussion of high-yield/high-risk bonds in the Principal Investment Strategies section.

Response: The Registrant has revised the disclosure in the Principal Investment Strategies section to indicate that the Fund’s fixed-income investments may reflect a broad range of credit qualities.

5.	Staff Comment: With respect to the performance tables for each Fund, the Staff noted that the comparative performance of a Fund’s benchmark index is repeated in the performance presentation for each share class. The Staff asked the Registrant to consider removing this disclosure because it is duplicative.

Response: The Registrant has not removed the disclosure because it believes that this information enables investors to more easily compare the performance of each share class as it relates to a Fund’s benchmark index.

6.	Staff Comment: The Staff noted that the Funds’ fees and expenses tables were incomplete and requested copies.

Response: The Registrant supplementally provided via e-mail updated fees and expenses tables for certain Funds for the Staff’s review.

7.	Staff Comment: With respect to Janus Contrarian Fund, the Staff asked the Registrant to supplementally explain why the Other Expenses for Class N Shares in the fee table are based on estimated annualized expenses.

Response: The Registrant notes that the Other Expenses for Class N Shares of the Fund are based on annualized expenses because these Shares are not currently being offered.

8.	Staff Comment: The Staff asked the Registrant to review the disclosure in the Principal Investment Strategies section for Janus Contrarian Fund to ensure that it adequately describes the Fund’s contrarian approach.

Response: The Registrant believes that the disclosure in the Principal Investment Strategies section adequately describes the contrarian approach that the Fund’s portfolio manager employs. As disclosed, the Fund may invest in “special situations companies that are experiencing management changes and/or are currently out of favor.” In addition, rather than solely focusing on “growth” or “value” securities, the Fund employs an investment approach that is a blend of both of these styles of investing.

9.	Staff Comment: With respect to Janus Fund, the Staff suggested that the Registrant (i) define the capitalization range associated with the reference to “larger, more established companies” in which the Fund invests and (ii) specify whether the Fund uses an index to define its capitalization range.

Response: The Registrant believes that the current disclosure provides appropriate detail of the Fund’s investment strategies primarily for the following reasons:

(a)	Market capitalization ranges are subjective over different time periods and among different investment advisers and funds. Defining a particular market capitalization as a specific dollar range could confuse investors because the dollar ranges are so varied over time and among advisers and funds.

(b)	Ranges change continually because of fluctuations in stock market valuations. Therefore, disclosure of one range in a Prospectus for the Fund may be less relevant when the stock market fluctuates.

(c)	The Fund generally does not use an index to define its capitalization range.

In addition, the Registrant notes that the Principal Investment Strategies section includes disclosure regarding the Fund’s weighted average market capitalization as of the end of the Fund’s most recent fiscal year.

10.	Staff Comment: With respect to Janus Research Fund, the Staff noted that the Principal Investment Strategies section states that the Fund “may also invest in foreign securities, which may include investments in emerging markets.” The Staff asked the Registrant to add corresponding risk disclosure to the Principal Investment Risks section regarding investments in emerging markets.

Response: The Registrant has removed the above-referenced language from the Principal Investment Strategies section.

11.	Staff Comment: With respect to Janus Research Fund, the Staff asked the Registrant to provide an explanation of the term “high-conviction ideas” as used in the following disclosure:

“Analysts bring their high-conviction ideas to their respective sector teams.”

Response: The Registrant believes that the disclosure in the Principal Investment Strategies section of the Prospectus adequately explains how the intensive research process in which analysts engage allows them to develop “high-conviction ideas.” Accordingly, the Registrant does not believe that further Prospectus disclosure explaining this term would be helpful.

12.	Staff Comment: With respect to Janus Research Fund, the Staff asked the Registrant to provide an explanation of the terms “bottom up research,” “quantitative modeling,” and “valuation analysis” as used in the following disclosure:

“The Research Team, comprised of sector specialists, conducts fundamental analysis with a focus on ‘bottom up’ research, quantitative modeling, and valuation analysis.”

Response: The above-referenced disclosure describes how the Research Team looks at companies one at a time to determine if a company is an attractive investment opportunity and if it is consistent with the Fund’s investment policies. This research is augmented by a quantitative analysis of the range of possible outcomes for a company’s performance, as well as a valuation analysis of the anticipated long-term value of the company. The Registrant believes that the above-referenced disclosure adequately summarizes this approach.

13.	Staff Comment: With respect to Janus Research Fund, the Staff noted how the Principal Investment Strategies section describes how analysts rate their stocks “based upon attractiveness.” The Staff asked the Registrant to supplementally describe the factors that analysts consider in making this determination.

Response: The Registrant notes that analysts consider quantitative company characteristics such as earnings growth and valuation targets, a company’s market capitalization profile, and the potential for long-term investment opportunities, among other things, when rating stocks based upon attractiveness.

14.	Staff Comment: With respect to Janus Triton Fund, the Staff suggested that the Registrant (i) define the capitalization range associated with the reference to “small- and medium-sized companies” in which the Fund invests and (ii) specify whether the Fund uses an index to define its capitalization range.

Response: The Registrant believes that the current disclosure provides appropriate detail of the Fund’s investment strategies primarily for the following reasons:

(a)	Market capitalization ranges are subjective over different time periods and among different investment advisers and funds. Defining a particular market capitalization as a specific dollar range could confuse investors because the dollar ranges are so varied over time and among advisers and funds.

(b)	Ranges change continually because of fluctuations in stock market valuations. Therefore, disclosure of one range in a Prospectus for the Fund may be less relevant when the stock market fluctuates.

(c)	The Fund generally does not use an index to define its capitalization range.

In addition, the Registrant notes that the Principal Investment Strategies section states that small- and medium-sized companies generally have a market capitalization of less than $10 billion.

15.	Staff Comment: In the Additional Investment Strategies and General Portfolio Policies section of the Prospectus, the Staff requested that the Registrant distinguish between the Fund’s principal and non-principal investment strategies per IM Guidance Update No. 2014-08.

Response: In pursuing their investment objectives, the Funds invest in a wide variety of securities, and the composition of their investment portfolios changes periodically. It is therefore necessary that the disclosure in the Additional Investment Strategies and General Portfolio Policies section cover the Funds’ principal investment strategies and any other strategies reasonably anticipated to be borne by a Fund at any point in time. To the extent that further differentiation between the Funds’ principal and non-principal investment strategies is needed, the Registrant notes that each Fund’s principal investment strategies are set forth in the Principal Investment Strategies section of the Prospectus.

16.	Staff Comment: In the Purchases section, the Staff asked the Registrant to disclose the time period in which the Funds will notify shareholders that a purchase order has been rejected pursuant to the Funds’ excessive trading policy.

Response: The Registrant has not made the requested change because it believes that the current disclosure provides adequate and useful information to both potential and current investors. In addition, the Registrant is not aware that such disclosure is required under Form N-1A.

17.	Staff Comment: In the Exchanges section, the Staff noted that each Fund “reserves the right to reject any exchange request . . . at any time.” The Staff asked the Registrant to supplementally explain how this policy is consistent with Section 22(e) under the Investment Company Act of 1940, as amended.

Response: The Registrant believes that the above-referenced disclosure is consistent with Section 22(e) under the 1940 Act because if a Fund rejects a shareholder’s request to exchange the shares of one Fund for the shares of another Fund, the shareholder may elect to receive redemption proceeds from the Fund that the shareholder currently owns.

18.	Staff Comment: The Staff asked if shareholders may receive illiquid securities for an in-kind redemption and, if so, to disclose the risks associated with holding illiquid securities.

Response: The Registrant has added the disclosure as requested.

19.	Staff Comment: In the Glossary of Investment Terms, the Staff asked the Registrant to (i) add disclosure regarding the concept of sensitivity to interest rates in connection with the discussion of duration and (ii) provide an example illustrating how duration may impact the Fund.

Response: The Registrant has added the disclosure as requested.

20.	Staff Comment: The Staff asked the Registrant to confirm supplementally that if a Fund writes/sells credit default swaps, it will segregate the full notional amount of the swaps.

Response: The Registrant confirms that if a Fund writes/sells physically settled credit default swaps, it will segregate liquid assets equal to the notional amount of the swap. If a Fund writes/sells cash settled credit default swaps, it will segregate liquid assets equal to the recovery value.

21.	Staff Comment: The Staff noted the discussion of total return swaps in the Glossary of Investment Terms. The Staff stated that, to the extent a Fund invests in such swaps, it must set aside an appropriate amount of segregated assets, as described in Investment Company Act Release No. 10666.

Response: The Staff’s comment with respect to ICA Release No. 10666 is noted.

22.	Staff Comment: The Staff noted the discussion of reverse repurchase agreements in the Glossary of Investment Terms and asked the Registrant to supplementally explain how such investments are consistent with the Funds’ investment restriction related to borrowing.

Response: The Registrant confirms that its investments in reverse repurchase agreements are consistent with the above-referenced fundamental investment restriction on borrowing. The Registrant notes that the SAI states that a Fund’s investments in reverse repurchase agreements are limited to one-third of its total assets, which aligns with the limits set forth in the fundamental investment restriction on borrowing. Additionally, any future obligation that is created through investments in reverse repurchase agreements would be segregated using unencumbered liquid assets of a Fund, thereby limiting the amount of leverage that could be employed. This reflects compliance with borrowing limits and is consistent with the Funds’ investment policies and objectives.

Growth & Core Funds – Class D Shares ~ Prospectus Comments

23.	Staff Comment: With respect to Janus Balanced Fund, the Staff noted that there is a High-Yield/High-Risk Bond risk factor in the Principal Investment Risks section. The Staff asked the Registrant to explain why there is not a discussion of high-yield/high-risk bonds in the Principal Investment Strategies section.

Response: The Registrant has revised the disclosure in the Principal Investment Strategies section to indicate that the Fund’s fixed-income investments may reflect a broad range of credit qualities.

Global & International Funds ~ Prospectus Comments

24.	Staff Comment: The Staff noted that the footnote to the fee table for Janus Global Research Fund indicates that the Total Annual Fund Operating Expenses, Fee Waiver, and Total Annual Fund Operating Expenses After Fee Waiver line items reflect advisory fees waived or reimbursed, as agreed to by Janus Capital. The Staff requested that the Registrant remove this footnote.

Response: The Registrant has not removed the above-referenced footnote because, as described in the statutory Prospectus, effective March 15, 2013, the Fund merged with and into Janus Worldwide Fund. In connection with the merger, Janus Capital agreed to waive its management fee for three years after the merger to the lower of the fee rate payable by the Fund or the fee rate that the Fund would have paid if, after the merger, the performance history of Janus Worldwide Fund were used to calculate the performance-based management fee.

25.	Staff Comment: With respect to Janus Global Research Fund, the Staff noted that the Fund’s exposure to emerging markets may fluctuate due to changes in the composition of the Fund’s benchmark index. The Staff asked the Registrant to consider identifying Janus Global Research Fund’s benchmark index in this disclosure.

Response: The Registrant has added the disclosure as requested.

Janus Preservation Series - Global ~ Prospectus Comments

26.	Staff Comment: The Staff noted that the Principal Investment Strategies section states that up to 100% of the Janus Preservation Series – Global’s assets may be allocated to the Equity Component or the Protection Component, which is comprised of cash and other investments, including money market instruments, U.S. Treasuries, and other equity market risk reducing instruments, such as short index futures. The Staff asked the Registrant to supplementally explain how a 100% allocation to the Protection Component is consistent with the Fund’s name.

Response: The Fund’s investment strategy provides for global exposure, with flexibility to allocate to a protection component as described in the Prospectus. During normal market conditions, the Fund is intended to be invested in securities within the Equity Component that are global investments, thereby providing shareholders notice with the Fund name of the intent to invest globally.

Statement of Additional Information Comments

27.	Staff Comment: The Staff asked the Registrant to confirm supplementally that each Fund will “look through” to the securities held by underlying investment companies to ensure that the Fund is in compliance with its fundamental investment policy relating to its concentration of investments.

Response: The Registrant confirms that if a Fund holds securities of unaffiliated underlying investment companies and they are deemed concentrated in a specific industry, it will “look through” to the securities held by such underlying investment companies, to the extent possible, to determine whether the Fund is in compliance with its fundamental investment policy relating to its concentration of investments.

28.	Staff Comment: The Staff noted that the Funds’ fundamental investment restriction regarding lending securities includes carve-outs for debt securities or loans. The Staff requested that the Registrant explain the legal basis for these carve-outs.

Response: The above-referenced carve-outs are intended to clarify that the one-third limitation set forth in the Funds’ fundamental investment restriction regarding lending securities was intended for a Fund lending its securities under a securities lending program and does not apply to a Fund’s investments in debt securities or loans, which could be considered a form of lending securities.

29.	Staff Comment: The Staff asked the Registrant to disclose the manner in which its assets will be segregated in transactions where the Funds use leverage (e.g., full notional amount or marked-to-market).

Response: The disclosure in the SAI regarding the Funds’ use of leverage accurately describes the manner in which assets will be segregated.

30.	Staff Comment: The Staff asked the Registrant to add disclosure to the SAI describing the Registrant’s policies and procedures with respect to the receipt of compensation or other consideration by Janus Capital or any other party in connection with the disclosure of information about portfolio securities. See Item 16(f)(1)(iv) of Form N-1A.

Response: The Registrant has added the disclosure as requested.

31.	Staff Comment: The Staff asked the Registrant to add disclosure to the SAI describing the Registrant’s procedures to ensure that the disclosure of information about Fund securities is in the best interests of shareholders, including procedures to address conflicts between the interests of shareholders and those of Janus Capital. See Item 16(f)(1)(vi) of Form N-1A.

Response: The disclosure in the SAI currently reflects the procedures of the Registrant, as adopted. As described in the SAI, the Registrant’s procedures are designed to be in the best interests of the Funds and to protect the confidentiality of the Funds’ holdings. Janus Capital’s Chief Compliance Officer or Ethics Committee must make a good faith determination that a Fund has a legitimate business purpose for any non-public disclosure of portfolio holdings. Further, any waiver or exception to such procedures must be in the best interest of a Fund and consistent with federal securities laws and applicable fiduciary duties.

32.	Staff Comment: The Staff noted that the information required by Item 17(b)(5) of Form N-1A relating to the ownership of securities issued by a Fund’s investment adviser, principal underwriter, and certain of their affiliates by the Independent Trustees and immediate family members is not included in the SAI. The Staff asked the Registrant to explain the omission supplementally or revise the SAI accordingly.

Response: The Registrant notes that Item 17(b)(5) of Form N-1A requires disclosure of certain information when an independent director of a fund or an independent director’s immediate family member (as defined in Form N-1A) owns securities issued by an investment adviser or principal underwriter of the fund or an entity directly or indirectly controlling, controlled by, or under common control with an investment adviser or principal underwriter of the fund. Since there is no such ownership, there is no such disclosure to include.

Other Comments

33.	Staff Comment: With respect to a Fund with “global” or “international” in its name, the Staff asked the Registrant to provide more specificity in the Principal Investment Strategies section regarding such Fund’s investments in non-U.S. issuers.

Response: The Registrant believes that the descriptions of such Funds’ principal investment strategies are consistent with formal Securities and Exchange Commission (“SEC”) guidance regarding fund names.

34.	Staff Comment: The Staff asked the Registrant to confirm that all omitted, blank, bracketed, or otherwise missing information would be included in the Registrant’s next Post-Effective Amendment filing.

Response: The Registrant so confirms.

35.	Staff Comment: The Staff requested that the Registrant provide a Tandy representation in a response letter to be filed as correspondence separate from the filing.

Response: The Registrant provides its response below.

The Registrant acknowledges responsibility for the adequacy and accuracy of the disclosure in the filings. In addition, the Registrant acknowledges that Staff comments, or changes to disclosure in response to Staff comments in the filings reviewed by the Staff, do not foreclose the SEC from taking any action with respect to the filings.

Please call me at (303) 394-7310 with any questions or comments.

Respectfully,

/s/ Mary Clarke-Pearson

Mary Clarke-Pearson

Legal Counsel

Enclosure (via EDGAR only)

cc:	Stephanie Grauerholz, Esq.
Richard C. Noyes, Esq.
Donna Brungardt